December 2, 2024

Michael Winston
Executive Chairman and Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr., Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283207
Dear Michael Winston:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed November 13, 2024
Plan of Distribution, page 10

1. We note the selling securityholder may sell its securities using various methods, including purchases by a broker-dealer as a principal and resale by the broker-dealer for its account and any other method permitted pursuant to applicable law. Please confirm your understanding that the retention by the selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
 December 2, 2024
Page 2
Information Incorporated by Reference, page 12

2. We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. Please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on November 14, 2024 and Current Reports on Form 8-K filed on November 18, 2024 and November
19,
       2024. Refer to Question 123.05 of the Securities Act Forms Compliance and
       Disclosure Interpretations.
General

3. We note that you are seeking to register up to 350,000 shares of common stock that have not yet been issued to the Selling Stockholder and that the shares of Series B
       Preferred Stock issuable upon exercise of the warrant will automatically convert into shares of common stock based on the lowest daily volume weighted average price of your common stock over a period beginning on the trading day "after" you deliver the shares of common stock upon such conversion to the Selling Stockholder. Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time, including whether the provisions of
Section 4(e) of
       the Certificate of Designations protect the Selling Stockholder from being truly at
       market risk. In your analysis, please consider the Commission   s
guidance set forth in
       Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Kate L. Bechen